UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TELEFÓNICA, S.A.

(Name of Issuer)

Ordinary Shares, nominal value 1.00 euro per share

(Title of Class of Securities)

879382208*

(CUSIP Number)

CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621 08028, Barcelona, Spain Attn: Adolfo Feijóo Rey General Counsel Tel: +34 93 409 21 21

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The CUSIP number is for the American Depositary Shares, each representing one Ordinary Share. No CUSIP number exists for the underlying Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 879382208*

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CRITERIA CAIXA, S.A.U.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 287,925,060 Ordinary Shares (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 287,925,060 Ordinary Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,925,060 Ordinary Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%** (See Item 5)
14	TYPE OF REPORTING PERSON CO

* The CUSIP number is for the American Depositary Shares, each representing one Ordinary Share. No CUSIP number exists for the underlying Ordinary Shares.

** This calculation is rounded down to the nearest tenth and is based on 5,750,458,145 Ordinary Shares outstanding as of April 5, 2024.

Page 2 of 9 Pages

 Item 1. Security and Issuer.

The classes of equity securities to which this Schedule 13D (this “Schedule 13D”) relates are the Ordinary Shares, nominal value 1.00 euro per share (the “Ordinary Shares”), of Telefónica, S.A., a sociedad anónima incorporated under the laws of Spain (“Telefónica” or the “Issuer”).

Telefónica has its principal offices at Distrito Telefónica, Ronda de la Comunicación, s/n, 28050 Madrid, Spain.

Item 2. Identity and Background.

This Schedule 13D is being filed by CRITERIA CAIXA, S.A.U., a sociedad anónima unipersonal incorporated under the laws of Spain (“Criteria Caixa” or the “Reporting Person”).

Criteria Caixa is a private holding company that manages a diversified asset portfolio focusing on strategic sectors through the acquisition of significant stakes in key companies and real estate assets. The main purpose of Criteria Caixa’s business is to fund the welfare projects of its sole shareholder, Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ”la Caixa” (“”la Caixa” Foundation”).

The business addresses of Criteria Caixa is Avenida Diagonal, 621, 08028, Barcelona, Spain.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors and executive officers of Criteria Caixa is set forth in Schedule A to this Statement on Schedule 13D and is incorporated herein by reference in its entirety.

During the past five years, neither Criteria Caixa and, to the knowledge of Criteria Caixa, none of its directors and executive officers set forth in Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Criteria Caixa acquired the Ordinary Shares reported in this Schedule 13D as a result of the Transaction (as defined below) and the Prior Purchases (as defined below).

On April 5, 2024, Criteria Caixa entered into a share purchase transaction agreement (the “Share Purchase Agreement”) with Goldman Sachs International (the “Dealer”) to purchase an aggregate of 91.5 million Ordinary Shares (the “OTC Shares”) (the “Transaction”). The Dealer delivered the OTC Shares to Criteria Caixa at the inception of the Share Purchase Agreement in exchange for payment of an initial price of €3.977 per OTC Share (or €363,895,500 in the aggregate) (the “Initial Price”) based on the last closing price of the Ordinary Shares prior to execution of the Share Purchase Agreement.

The final price per Ordinary Share for the OTC Shares (the “Benchmark Price”) will generally be based on the daily volume-weighted average price of the Ordinary Shares during the calculation period of the Share Purchase Agreement, subject to agreed cap and floor prices and subject to adjustments pursuant to the terms and conditions of the Share Purchase Agreement. At final settlement of the transactions under the Share Purchase Agreement, which is expected to occur no later than the third calendar quarter of 2024, (i) if the Benchmark Price exceeds the Initial Price, Criteria Caixa will pay such excess to the Dealer, and (ii) if the Initial Price exceeds the Benchmark Price, the Dealer will pay such excess to Criteria Caixa.

Criteria Caixa’s payment obligations under the Share Purchase Agreement are expected to be funded from its working capital.

Additionally, between December 27, 2017 and April 4, 2024, Criteria Caixa acquired 196,425,060 Ordinary Shares from various holders in the open market and in over-the-counter transactions (collectively, the “Prior Purchases”). The aggregate purchase price of such Ordinary Shares was approximately €1,013,328,705, which Criteria Caixa funded from its working capital.

Item 4. Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Page 3 of 9 Pages

Criteria Caixa acquired the Ordinary Shares described in this Schedule 13D for investment purposes. Criteria Caixa’s investment policy focuses on companies with an attractive dividend policy, which dividends are used to fund “la Caixa” Foundation’s welfare projects. Criteria Caixa’s investment in Telefónica has historically served such purpose, having yielded to Criteria Caixa a total of €42 million in dividends in 2023. Criteria Caixa believes that its further investment in Telefónica through the Transaction will continue to support Criteria Caixa’s key priority to provide the funding that allows ”la Caixa” Foundation to carry out its welfare projects.

Criteria Caixa intends to review its investment in Telefónica and have discussions with representatives of Telefónica and/or other stockholders of Telefónica from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Mr. Isidro Fainé Casas, director and non-executive Chairman of Criteria Caixa, currently serves as a director and non-executive Vice-Chairman of Telefónica and therefore will engage in regular discussions with Telefónica’s board of directors and management as part of his duties as a director. Mr. Fainé was formerly appointed as a proprietary director (consejero dominical) of Telefónica representing CaixaBank, S.A.. On April 12, 2024 the ordinary shareholders’ meeting of Telefónica appointed Mr. Fainé as a proprietary director (consejero dominical) of Telefónica representing Criteria Caixa for a term expiring on April 12, 2028. Criteria Caixa supported such proposal.

The review, discussions, actions or steps Criteria Caixa may take in respect of Telefónica may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D enumerated below. In particular, Criteria Caixa, as a holding company that manages a diversified asset portfolio focusing on strategic sectors through the acquisition of significant stakes in key companies and real estate assets, may make additional acquisitions of Ordinary Shares from time to time in the future. Additionally, Criteria Caixa specifically reserves the right to propose changes in the board of directors or management of Telefónica, to purchase or sell, or to cause its affiliates to purchase or sell, Ordinary Shares and/or other equity, debt, notes or other securities of Telefónica, or derivative or other instruments that are based upon or relate to the value of the Ordinary Shares or Telefónica (collectively, “Securities”), to engage in short selling or any hedging or similar transaction with respect to the Securities, to consider, propose or otherwise engage in one or more of the actions described in this Schedule 13D, or to change its intentions with respect to any and all matters referred to in this Item 4, although Criteria Caixa does not have any present plans or proposals that would result in a change of control of Telefónica. Any action or actions Criteria Caixa might undertake in respect of Securities will be dependent upon Criteria Caixa’s review of numerous factors, including, among other things, the outcome of any discussions referenced above; actions taken by Telefónica’s board of directors and management; the price level and liquidity of the Securities; general market and economic conditions; ongoing evaluation of Telefónica’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Except to the extent set forth above, or in any other Item hereof, neither Criteria Caixa, nor to its knowledge, Mr. Fainé (other than in his capacity as a director and non-executive Vice-Chairman of Telefónica), Criteria Caixa’s sole shareholder, ”la Caixa” Foundation, or any of the other persons set forth in Schedule A hereto, has any present plans or proposals that relate to or would result in any of the following matters set forth in Item 4 of Schedule 13D:

(a)	The acquisition or disposition by any person of additional securities of Telefónica;

(b)	An extraordinary corporate transaction involving Telefónica or any of its subsidiaries such as a merger, reorganization, or liquidation;

(c)	A sale or transfer of a material amount of assets of Telefónica or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Telefónica, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Telefónica;

(f)	Any other material change in Telefónica’s business or corporate structure;

(g)	Changes in Telefónica’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Telefónica by any person;

(h)	Causing a class of securities of Telefónica to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Page 4 of 9 Pages

(i)	A class of equity securities of Telefónica becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	As of April 5, 2024, Telefónica had 5,750,458,145 Ordinary Shares outstanding. Criteria Caixa beneficially owned 287,925,060 Ordinary Shares, representing approximately 5.0% (rounded off to the nearest tenth from 5.007%) of the total outstanding Ordinary Shares, as of such date.

Mr. Fainé, director and non-executive Chairman of Criteria Caixa and director and non-executive Vice-Chairman of Telefónica, beneficially owned 734,461 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.013%) of the total outstanding Ordinary Shares as of April 5, 2024.

Mr. Javier Godó Muntañola, director and Second Deputy Chairman of Criteria Caixa, beneficially owned 293 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.000005%) of the total outstanding Ordinary Shares as of April 5, 2024.

Mr. Enrique Alcántara-García Irazoqui, director of Criteria Caixa, beneficially owned 73,987 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.001%) of the total outstanding Ordinary Shares as of April 5, 2024.

Mr. José Antonio Asiáin Ayala, director of Criteria Caixa, beneficially owned 18,563 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.0003%) of the total outstanding Ordinary Shares as of April 5, 2024.

Mr. Marcos Contreras Manrique, director of Criteria Caixa, beneficially owned 395 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.00001%) of the total outstanding Ordinary Shares as of April 5, 2024.

Ms. Isabel Estapé Tous, director of Criteria Caixa, beneficially owned 80,338 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.001%) of the total outstanding Ordinary Shares as of April 5, 2024.

Mr. Juan Manuel Negro Balbás, director of Criteria Caixa, beneficially owned 8,723 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.0002%) of the total outstanding Ordinary Shares as of April 5, 2024.

Ms. María Asunción Ortega Enciso, director of Criteria Caixa, beneficially owned 16 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.0000003%) of the total outstanding Ordinary Shares as of April 5, 2024.

Except as described herein, to the knowledge of Criteria Caixa, the persons set forth in Schedule A hereto do not beneficially own any Ordinary Shares.

(b)	Criteria Caixa may be deemed to have sole voting and dispositive power with respect to an aggregate of 287,925,060 Ordinary Shares that it directly owns. The responses of Criteria Caixa to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference.

Mr. Fainé may be deemed to have sole voting and dispositive power with respect to an aggregate of 734,461 Ordinary Shares that he directly owns.

Mr. Godó may be deemed to have sole voting and dispositive power with respect to an aggregate of 293 Ordinary Shares that he directly owns.

Mr. Alcántara-García may be deemed to have sole voting and dispositive power with respect to an aggregate of 73,987 Ordinary Shares that he directly owns.

Mr. Asiáin may be deemed to have sole voting and dispositive power with respect to an aggregate of 18,563 Ordinary Shares that he directly owns.

Page 5 of 9 Pages

Mr. Contreras may be deemed to have sole voting and dispositive power with respect to an aggregate of 395 Ordinary Shares that he directly owns.

Ms. Estapé may be deemed to have sole voting and dispositive power with respect to an aggregate of 80,338 Ordinary Shares that she directly owns.

Mr. Negro may be deemed to have sole voting and dispositive power with respect to an aggregate of 8,723 Ordinary Shares that he directly owns.

Ms. Ortega may be deemed to have sole voting and dispositive power with respect to an aggregate of 16 Ordinary Shares that she directly owns.

(c)	Except as described in this Schedule 13D, there have been no transactions in shares of Ordinary Shares or any securities directly or indirectly convertible into or exchangeable for Ordinary Shares, by Criteria Caixa, or to the knowledge of Criteria Caixa, by any of the persons set forth in Schedule A hereto, since the date that is 60 days prior to the date of this Schedule 13D.

(d)	No person is known to Criteria Caixa to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by Criteria Caixa.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 5, 2024, Criteria Caixa entered into the Share Purchase Agreement with the Dealer to purchase the OTC Shares. The Dealer delivered the OTC Shares to Criteria Caixa at the inception of the Share Purchase Agreement in exchange for payment of the Initial Price. The Benchmark Price will generally be based on the daily volume-weighted average price of the Ordinary Shares during the calculation period of the Share Purchase Agreement, subject to agreed cap and floor prices and subject to adjustments pursuant to the terms and conditions of the Share Purchase Agreement. At final settlement of the transactions under the Share Purchase Agreement, which is expected to occur no later than the third calendar quarter of 2024, (i) if the Benchmark Price exceeds the Initial Price, Criteria Caixa will pay such excess to the Dealer, and (ii) if the Initial Price exceeds the Benchmark Price, the Dealer will pay such excess to Criteria Caixa.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Except as described above or elsewhere in this Schedule 13D, neither Criteria Caixa, nor to its knowledge, any of the persons set forth in Schedule A hereto, has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Telefónica.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1. Share Purchase Agreement between Criteria Caixa and the Dealer, dated April 5, 2024.

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2024	CRITERIA CAIXA, S.A.U.

	By:	/s/ Ángel Simón Grimaldos
Name: Ángel Simón Grimaldos
Title: Chief Executive Officer

Page 7 of 9 Pages

Schedule A

Directors and Executive Officers of Criteria Caixa

The following table sets forth the name, present principal occupation or employment (and business address) and nationality of each director and executive officer of Criteria Caixa.

A. Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality
Isidro Fainé Casas	Non-executive Chairman of CRITERIA CAIXA, S.A.U. CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621, 08028, Barcelona, Spain	Spain
Juan José López Burniol	First Deputy Chairman of CRITERIA CAIXA, S.A.U. CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621, 08028, Barcelona, Spain	Spain
Javier Godó Muntañola	Second Deputy Chairman of CRITERIA CAIXA, S.A.U. CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621, 08028, Barcelona, Spain	Spain
Ángel Simón Grimaldos	Chief Executive Officer of CRITERIA CAIXA, S.A.U. CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621, 08028, Barcelona, Spain	Spain
Enrique Alcántara-García Irazoqui	Director of CRITERIA CAIXA, S.A.U. CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621, 08028, Barcelona, Spain	Spain
José Antonio Asiáin Ayala	Director of CRITERIA CAIXA, S.A.U. CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621, 08028, Barcelona, Spain	Spain
Marcos Contreras Manrique	Director of CRITERIA CAIXA, S.A.U. CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621, 08028, Barcelona, Spain	Spain
Jean-Louis Chaussade	Director of CRITERIA CAIXA, S.A.U. CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621, 08028, Barcelona, Spain	France
Isabel Estapé Tous	Director of CRITERIA CAIXA, S.A.U. CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621, 08028, Barcelona, Spain	Spain
Eugenio Gay Montalvo	Director of CRITERIA CAIXA, S.A.U. CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621, 08028, Barcelona, Spain	Spain
Josep-Delfí Guàrdia Canela	Director of CRITERIA CAIXA, S.A.U. CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621, 08028, Barcelona, Spain	Spain
Francesc Homs Ferret	Director of CRITERIA CAIXA, S.A.U. CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621, 08028, Barcelona, Spain	Spain

Page 8 of 9 Pages

Name	Present Principal Occupation or Employment and Business Address	Nationality
Juan Manuel Negro Balbás	Director of CRITERIA CAIXA, S.A.U. CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621, 08028, Barcelona, Spain	Spain
María Asunción Ortega Enciso	Director of CRITERIA CAIXA, S.A.U. CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621, 08028, Barcelona, Spain	Spain
Montserrat Trapé Viladomat	Director of CRITERIA CAIXA, S.A.U. CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621, 08028, Barcelona, Spain	Spain

B. Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality
Ángel Simón Grimaldos	(see above)

Page 9 of 9 Pages